
February 16, 2023

Tom Brock
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd. Suite 600
Lakewood, CO 80228

> **Re: Energy Fuels Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-36204**

Dear Tom Brock:

We have reviewed your January 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Description of Properties, page 53

1. We understand from your response to prior comment 1 that you will disclose metallurgical recoveries for each material property when filing your next annual report. Please provide us with the details of your intended disclosure for further review.

Exhibits and Financial Schedules, page 189

2. We note your response to prior comment 3 regarding the assumptions underlying the cut-off grades in the technical report summaries, identifying various locations within the exhibits were relevant details appear, and providing some incremental clarification of rationale for the cut-off grades utilized for certain properties.

Your explanation of the Nichols Ranch cut-off grade indicates that the ISR cut-off grade calculations are different than a traditional cut-off grade calculation. However, your description of the Alta Mesa ISR cut-off grade calculation appears to include modifying factors that would be used in a more traditional cut-off grade calculation. Please explain to us your reasons for these apparent differences in methodologies.

With regard to the assertion provided in your response stating "*The fact that the Nichols Ranch Project shows positive economics utilizing the 0.2 GT cut-off should be the primary factor in determining the Reasonable Prospect of Economic Extraction and is therefore a valid cut-off*," please clarify whether this more definitive view will be provided by the qualified person in Section 14.10.1 of the Nichols Ranch technical report summary, to either accompany or replace the present language referencing some familiarity with cut-off criteria applied in similar operations, and offering concurrence that a 0.2 GT cut-off meets the criteria for reasonable economic extraction via ISR.

Please reconcile the minimum geologic grade value of 0.02 % U_3O_8 that is associated with Nichols Ranch in your response and on pages 14-15 of the corresponding technical report summary, with the 0.05% U_3O_8 value disclosed on page 57 of your annual report.

 You may contact John Coleman, Mining Engineer, at (202) 551-3610, or Karl Hiller, Branch Chief, at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman - External Counsel